Exhibit 12

June 19, 2015

Touchstone Money Market Fund 303 Broadway, Suite 1100 Cincinnati, Ohio 45202	General Money Market Fund, Inc. 200 Park Avenue New York, New York 10166

Re:	Reorganization of Touchstone Money Market Fund into General Money Market Fund, Inc.

Ladies and Gentlemen:

You have requested our opinion regarding certain U.S. federal income tax consequences of the reorganization (the “Reorganization”) of Touchstone Money Market Fund (the “Target Fund”), a series of Touchstone Investment Trust, a Massachusetts business trust (the “Target Company”), and General Money Market Fund, Inc., a Maryland corporation (the “Acquiring Fund”).  The Target Fund and the Acquiring Fund are each referred to herein as a “Fund.”

The Reorganization will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of February 20, 2015, as amended June 17, 2015, entered into by the Acquiring Fund, the Target Company on behalf of the Target Fund, and for purposes of paragraph 9.1 thereof only, The Dreyfus Corporation, the investment adviser of the Acquiring Fund, and Touchstone Advisors, Inc., the investment adviser of the Target Fund (the “Plan”).  The Reorganization contemplates the transfer of the Assets (as defined in the Plan) of the Target Fund to the Acquiring Fund solely in exchange for Class A voting shares of common stock, par value $0.001 per share, of the Acquiring Fund (“Acquiring Fund Shares”) and the assumption by the Acquiring Fund of the stated liabilities of the Target Fund.  As part of the Reorganization, the Target Fund will immediately thereafter distribute pro rata to its shareholders of record all the Acquiring Fund Shares so received in complete liquidation of the Target Fund, and the Target Fund as soon as practicable thereafter will be terminated under applicable state law.

In rendering this opinion, we have examined the Plan and have reviewed and relied upon representations made to us by duly authorized officers of the Acquiring Fund and the Target Company on behalf of the Target Fund in letters dated June 19, 2015.  We have also examined such other agreements, documents and corporate records that have been made available to us and such other materials as we have deemed relevant for purposes of this opinion.  In such review and examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

Our opinion is based, in part, on the assumption that the Reorganization described herein will occur in accordance with the terms of the Plan (without the waiver or modification of any terms or conditions thereof and without taking into account any amendment thereof that we have not approved) and the facts and representations set forth or referred to in this opinion letter, and that such facts and representations, as well as the facts and representations set forth in the Plan, are accurate as of the date hereof and will be accurate as of the date and time of the Closing (as defined in the Plan) (the “Effective Time”).  You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

For the purposes indicated above, and based upon the facts, assumptions and representations set forth or referred to herein, it is our opinion that for U.S. federal income tax purposes:

1.           The transfer by the Target Fund of the Assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund, in each case as described in the Plan, immediately followed by the pro rata distribution of all the Acquiring Fund Shares so received by the Target Fund to the Target Fund’s shareholders of record in complete liquidation of the Target Fund, will constitute a “reorganization” within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Acquiring Fund and the Target Fund will each be a “party to a reorganization,” within the meaning of section 368(b) of the Code, with respect to the Reorganization.

2.           No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the stated liabilities of the Target Fund.  (Section 1032(a) of the Code).

3.           No gain or loss will be recognized by the Target Fund upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the stated liabilities of the Target Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares so received to the Target Fund’s shareholders solely in exchange for such shareholders’ shares of the Target Fund in complete liquidation of the Target Fund.  (Sections 361(a) and (c) and 357(a) of the Code).

4.           No gain or loss will be recognized by the Target Fund’s shareholders upon the exchange, pursuant to the Reorganization, of all their shares of the Target Fund solely for Acquiring Fund Shares.  (Section 354(a) of the Code).

5.           The aggregate basis of the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund shares exchanged therefor by such shareholder.  (Section 358(a)(1) of the Code).

6.           The holding period of the Acquiring Fund Shares received by each Target Fund shareholder in the Reorganization will include the period during which the shares of the Target Fund exchanged therefor were held by such shareholder, provided such Target Fund shares were held as capital assets at the Effective Time.  (Section 1223(1) of the Code).

7.           The basis of the Assets of the Target Fund received by the Acquiring Fund will be the same as the basis of such Assets in the hands of the Target Fund immediately before the Effective Time.  (Section 362(b) of the Code).

8.           The holding period of the Assets of the Target Fund received by the Acquiring Fund will include the period during which such Assets were held by the Target Fund.  (Section 1223(2) of the Code).

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Fund, the Acquiring Fund or any Target Fund shareholder with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

FACTS

Our opinion is based upon the facts, representations and assumptions set forth or referred to above and the following facts and assumptions, any alteration of which could adversely affect our conclusions.

The Target Company and the Acquiring Fund have been registered and operated since they commenced operations as open-end management investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Target Fund is a separate series of the Target Company that is treated for federal income tax purposes as a separate corporation pursuant to section 851(g) of the Code.  The Acquiring Fund is treated as a corporation for federal income tax purposes.  Each Fund has elected and will elect to be taxed as a regulated investment company under section 851 of the Code for all its taxable years, including without limitation the taxable year in which the Reorganization occurs, and has qualified and will continue to qualify for the tax treatment afforded regulated investment companies under the Code for each of its taxable years, including without limitation the taxable year in which the Reorganization occurs.

Upon satisfaction of certain terms and conditions set forth in the Plan on or before the Effective Time, the Acquiring Fund will acquire the Assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund, as described in paragraph 1.3 of the Plan.  Immediately thereafter, the Target Fund will distribute pro rata to its shareholders of record all the Acquiring Fund Shares so received in complete liquidation of the Target Fund, and as soon as practicable thereafter, the Target Fund will be terminated under applicable state law.  The Assets of the Target Fund to be acquired by the Acquiring Fund will include, without limitation, all portfolio securities, cash, cash equivalents, commodities, interests in futures and other financial instruments, claims (whether absolute or contingent, known or unknown), receivables (including dividends or interest and other receivables) and other assets belonging to the Target Fund and any deferred or prepaid expenses reflected on the unaudited statement of the assets and liabilities of the Target Fund as of the Valuation Time (as defined in the Plan).  In the Reorganization, the Acquiring Fund will acquire at least ninety percent (90%) of the fair market value of the Target Fund’s net assets and at least seventy percent (70%) of the fair market value of the Target Fund’s gross assets held immediately prior to the Reorganization.

Following the Reorganization, the Acquiring Fund will use the Assets acquired from the Target Fund in its business, except that a portion of these Assets may be sold, mature in accordance with their terms, or otherwise be disposed of in the ordinary course of the Acquiring Fund’s business as an open-end management investment company.  At the Effective Time, at least thirty-four percent (34%) of the Target Fund’s portfolio assets will meet the investment objectives, strategies, policies, risks and restrictions of the Acquiring Fund.  The Target Fund did not alter its portfolio in connection with the Reorganization to meet this thirty-four percent (34%) threshold.  Neither the Acquiring Fund nor the Target Fund modified any of its investment objectives, strategies, policies, risks or restrictions in connection with the Reorganization and the Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks and restrictions after the Reorganization, except as such change may be effected as a result of seeking to comply with the requirements of Rule 2a-7 under the 1940 Act, and related regulations, as recently amended by the Securities and Exchange Commission.

In approving the Reorganization, the Board of Directors of the Acquiring Fund and the Board of Trustees of the Target Company (collectively, the “Boards”) determined that the Plan and the transactions contemplated thereunder are in the best interests of its respective Fund and that the interests of the shareholders of its respective Fund will not be diluted as a result of the Reorganization.  Each Fund entered into the Plan and is participating in the Reorganization for its own valid and significant business purposes.

CONCLUSION

Based on the foregoing, it is our opinion that the transfer of the Assets of the Target Fund, pursuant to the Plan, to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund, as described in paragraph 1.3 of the Plan, followed by the complete liquidation of the Target Fund immediately thereafter and the termination of the Target Fund as soon as practicable thereafter will qualify as a reorganization under section 368(a)(1) of the Code.

The opinions set forth above (subject to the limitations set forth above) with respect to (i) the nonrecognition of gain or loss by the Target Fund and the Acquiring Fund, (ii) the basis and holding period of the Assets received by the Acquiring Fund, (iii) the nonrecognition of gain or loss by the Target Fund’s shareholders upon the receipt of the Acquiring Fund Shares and (iv) the basis and holding period of the Acquiring Fund Shares received by the Target Fund’s shareholders follow as a matter of law from the opinion that the transfers under the Plan will qualify as a reorganization under section 368(a)(1) of the Code.

The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof.  We have also considered the positions of the Internal Revenue Service (the “Service”) reflected in published and private rulings.  Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.   We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any changes to such facts or law.

Our opinion is limited to those U.S. federal income tax issues specifically considered herein.  We do not express any opinion as to any other federal tax issues, or any state, local or foreign tax law issues, arising from or related to the transactions contemplated by the Plan.  Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

This opinion is furnished to the Funds solely for their benefit in connection with the Reorganization and is not to be relied upon, quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent.  This opinion may be disclosed to shareholders of the Funds and they may rely on it, it being understood that we are not establishing any attorney-client relationship with any shareholder of either of the Funds.  This letter is not to be relied upon for the benefit of any other person.

We hereby consent to the filing of a form of this opinion as an exhibit to the Registration Statement on Form N-14 (File No. 333-202447) containing the Joint Proxy Statement/Prospectus dated April 1, 2015 relating to the Reorganization filed by the Acquiring Fund with the Securities and Exchange Commission (the “Registration Statement”), to the discussion of this opinion in the Joint Proxy Statement/Prospectus included in the Registration Statement and to the use of our name and to any reference to our firm in the Registration Statement.  In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/Vedder Price P.C.

VEDDER PRICE P.C.